Amendment to Nonstatutory Stock Option Agreement

This agreement is an amendment (the “Amendment”) of the Nonstatutory Stock Option Agreement by and between you, ___________, and Pure Biofuels Corp., a Nevada corporation (the “Company”), representing the Company’s grant of nonstatutory stock options (each, an “Option” or collectively, the “Options”) to you, on June 11, 2007, to purchase ________________ shares of common stock, no par value (“Common Stock”), of the Company under the Pure Biofuels Corp. Stock Incentive Plan (the “Plan”), at an exercise price (the “Exercise Price”) of $0.98 per share (the “Outstanding Option Agreement”).

The Company and you agree that the Outstanding Option Agreement is hereby amended in the following respects effective as of the date that the Board of Directors of the Company (the “Board”) approves this Amendment:

•	The Exercise Price per share is replaced with the greater of (i) $0.60, or (ii) the Fair Market Value (as defined in the Plan) of the Common Stock on the date that the Board approves this Amendment.

•
None of the Options may be exercised before the date that the Company obtains shareholder approval of an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock from 93,750,000 shares to at least 250,000,000 shares.

You agree that you have received good and valuable consideration for this agreement, and the Amendment, once approved by the Board, shall be binding against you, and all persons who may claim a right through you, with respect to the Options.

The parties hereto have executed this Amendment this 4th day of September, 2007.

PURE BIOFUELS CORP.

By: _____________________________
Name: Luis Goyzueta
____________________________	Title: Chief Executive Officer